February 17, 2012

VIA EDGAR CORRESPONDENCE

Cindy Rose

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	Thrivent Mutual Funds Annual Report

1933 Act File No. 033-12911

Dear Ms. Rose:

On January 20, 2012, you and a colleague, based on a review of the annual report of Thrivent Mutual Funds (“TMF”) for the fiscal year ended October 31, 2011, asked certain questions about TMF’s processes and procedures relating to third-party valuations of portfolio securities that are designated as Level 2 securities by TMF’s investment adviser, Thrivent Asset Management, LLC (“TAM”). The following is a description of the questions presented and TAM’s responses.

Third-Party Vendors

1.          Does TAM obtain the SAS 70 or an independent auditor’s report (each, a “Report”) of its third-party pricing vendor(s) (each, a “Vendor”)?

Yes. TAM does receive SAS 70 reports from its Vendors.

2.          If so, does the Report cover the Vendor’s provision of valuations of securities that TAM designates as Level 2 securities?

The Reports mentioned above cover some of the valuations provided by the Vendor but not all the valuations provided. Of these valuations (and their related processes and procedures) that are covered by the Reports, some of them relate to securities that are typically designated as Level 2 securities by TAM. For example, one Vendor provides a Report relating to its valuations of municipal securities.

3.          Does TAM conduct due diligence of the Vendor with respect to its controls, or does the Vendor make presentations to TAM and/or the TMF Board of Trustees?

Yes. TAM does conduct periodic onsite due diligence of its primary Vendor, and the Vendor has made in-person presentations to the TMF Board of Trustees.

4.          If so, how often do these due diligence sessions and/or presentations occur?

These due diligence sessions and/or presentations occur on an ad hoc basis. TAM conducted its last onsite due diligence visit of its primary Vendor in October 2008. The last in-person presentation by the primary Vendor to the TMF Board of Trustees was in August 2008.

5.          Has a Vendor ever disclosed to TAM that it had a control deficiency with respect to its process of valuing securities that TAM has designated as Level 2 securities? If so, how did TAM address this deficiency?

TAM’s Vendors have never made any such disclosures to TAM.

Valuations

6.          Does TMF have policies and procedures in place to monitor the accuracy and/or reasonableness of a Vendor’s valuations that TAM uses for the securities that TAM designates as Level 2? If so, what are these policies and procedures?

Yes, TAM does have such policies and procedures in place. For example, TAM reviews the inputs used by the Vendors for valuations of securities designated by TAM as Level 2.

TAM also performs weekly shadow pricing of TMF’s fixed-income securities. To conduct this shadow pricing, TAM receives an additional valuation of each of TMF’s fixed-income securities from an alternative third-party pricing source and presents to the relevant portfolio managers, for their review, a comparison of the Vendor valuation and the shadow price. In addition, TAM monitors the valuation differences between the valuations provided by the Vendors and market data derived from purchase and sales activities of securities held in the TMF portfolios.

Further, TAM reviews each month all of TMF’s portfolio security valuations that have not changed for five days or more. Finally, please note that TAM’s valuation committee is comprised of five individuals: Three are from Fund Accounting and two are from Securities Administration. No portfolio manager sits on the valuation committee.

7.          What controls are in place to help ensure that the valuations provided by the primary Vendor (that TAM uses for securities that it designates as Level 2) are using models, assumptions and inputs that would be used by market participants?

TAM relies on certain of the controls mentioned in the response to question 6 above (i.e., review of inputs, shadow pricing and comparison of Vendor valuations to purchase and sales activities).

8.          Does the primary Vendor provide a list of market data and/or observable model inputs used to price each security (that TAM designates as a Level 2 security) in sufficient detail for TAM to assess whether the pricing methodology used by the Vendor conforms to prevailing accounting standards?

Yes. The Vendor provides such market data and observable model inputs.

9.          Do the valuations that the Vendor provides contain any disclaimers about the information provided? If so, what does TAM do to get comfortable with these valuations?

Yes. The primary Vendor includes standard disclaimer language in certain materials that it provides TAM (e.g., summary of inputs by asset class, valuation methodology for U.S. asset-backed securities and summary of changes to methodologies). In addition to the practices and controls described in the responses to questions 6 and 7 above, TAM conducts periodic due diligence reviews of the primary Vendor’s controls, as discussed in the response to question 3 above.

Challenge Process

10.          Does TAM have processes and procedures in place for challenging valuations of securities that TAM designates as Level 2?

Yes. TAM has processes and procedures in place so that portfolio management can challenge valuations provided by TAM’s Vendors. Each day, TMF portfolio managers receive valuations for each portfolio security. If a portfolio manager believes that a particular valuation does not reflect a portfolio security’s current market condition, s/he can challenge that valuation.

11.          If so, how often does TAM challenge Vendor valuations?

For the period from January 1, 2010 through December 31, 2011, there have been 32 valuation challenges of the portfolio securities of TMF and other affiliated mutual funds that are sponsored by TAM’s ultimate parent company, Thrivent Financial for Lutherans.

12.          If there have been valuation challenges, what have been the results of these challenges? How often have the valuations changed as a result of these challenges?

84% of the 32 valuation challenges mentioned above resulted in a change of the valuation.

13.          If there have been price changes as result of price challenges to a Vendor’s valuations, what has been the impact on TAM’s assessment of the quality of services provided by the Vendor?

TAM evaluates the pricing services provided by its Vendors on an annual basis. The number of price challenges is one criterion in the analysis. To this date, the extent of price challenges has had minimal impact on TAM’s assessment of the quality of the services provided by the Vendors.

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Please feel free to contact me at (612) 844-5704 if you have any questions.

Thank you,

/s/ John L. Sullivan

John L. Sullivan

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